PRESS RELEASE

Aya Gold & Silver Reports Record Q3-2026 Production of 2.03 Million AgEq Ounces

Montreal, Quebec, October 14, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce record quarterly silver production at its Zgounder Silver Mine (“Zgounder”), as well as further advancement of its Boumadine pyrite reclaim operation in the Kingdom of Morocco for the three-month period ended September 30, 2026.
Q3-2026 Operational Summary
•Record consolidated production of 2.03 million silver equivalent ounces ("Moz AgEq"), up 51% year-over-year ("YoY") and up 21% quarter-over-quarter ("QoQ"); including 0.54 Moz AgEq1 from the Boumadine pyrite reclaim operation2 up 186% QoQ.
•Record Zgounder silver production of 1.50 Moz Ag, up 11% YoY.
•Record processing rate of 4,096 tonnes per day (“tpd”), representing a 5% increase over Q2-2026.
•Mining rate averaged 4,746 tpd, for the combined open pit and underground operations.
•Silver recovery averaged 92.0% during the quarter.
“Q3 was another record quarter at Zgounder, with records in both silver production and mill throughput. This strong operational execution is a direct result of the optimization work our team has implemented at site," said Benoit La Salle, President & CEO. "With Zgounder now operating consistently, we are firmly on track to achieve our 2026 production guidance.”

Q3-2026 and YTD-2026 Summary Production Results

	Q3-2026	Q3-2025	Change	YTD 2026	YTD 2025	Change YTD
Zgounder
Ore Mined (tonnes)	436,632	215,405	103%	1,292,504	651,354	98%
Average Grade Mined (g/t Ag)	143	142	1%	138	144	(4)%
Ore Processed (tonnes)	376,863	305,964	23%	1,057,700	829,178	28%
Average Grade Processed (g/t Ag)	146	146	-%	143	149	(4)%
Combined Mill Recovery (%)	92.0%	92.5%	(0.5)%	90.9%	87.4%	3.5%
Milling Operations (tpd)	4,096	3,326	23%	3,874	3,037	28%
Silver Produced (oz)	1,497,749	1,346,882	11%	4,252,287	3,457,851	23%
Boumadine Reclaim Operations
Pyrite produced (tonnes)	49,890	-	NM	88,856	-	NM
Average Grade Processed (g/t Ag)	151	-	NM	164	-	NM
Average Grade Processed (g/t Au)	2.61	-	NM	2.55	-	NM
Silver Produced (oz)	244,875	-	NM	473,002	-	NM
Gold Produced (oz)	4,300	-	NM	7,471	-	NM
Silver Equivalent Produced (oz)	536,879	-	NM	952,465	-	NM
Consolidated Operations
Silver Equivalent Produced Consolidated (oz)	2,034,628	1,346,882	51%	5,204,752	3,457,851	51%

	Q3-2026	Q2-2026	Change
Zgounder
Ore Mined (tonnes)	436,632	444,106	(2)%
Average Grade Mined (g/t Ag)	143	137	4%
Ore Processed (tonnes)	376,863	353,888	6%
Average Grade Processed (g/t Ag)	146	141	4%
Combined Mill Recovery (%)	92.0%	91.2%	0.8%
Milling Operations (tpd)	4,096	3,889	5%
Silver Produced (oz)	1,497,749	1,489,526	1%
Boumadine Reclaim Operations
Pyrite reclaimed (tonnes)	49,890	17,153	191%
Average Grade Processed (g/t Ag)	151	179	(16)%
Average Grade Processed (g/t Au)	2.61	2.43	7%
Silver Produced (oz)	244,875	100,721	143%
Gold Produced (oz)	4,300	1,414	204%
Silver Equivalent Produced (oz)	536,879	187,784	186%
Consolidated Operations
Silver Equivalent Produced Consolidated (oz)	2,034,628	1,677,310	21%
Operational Review
Zgounder Silver Mine
Zgounder produced 1.50 Moz of silver in Q3-2026, achieving a new quarterly record and an 11% increase YoY, reflecting optimized operations, while maintaining consistent silver recovery and feed grades.

Reported silver production excludes 138,100 oz of silver cement which was not smelted as of quarter-end.
The mill processed a record of 376,863 tonnes ("t") of ore (4,096 tpd) in Q3-2026, up 23% YoY, at an average feed grade of 146 grams per tonne ("g/t") Ag. Mill availability was strong at 99.4% and metallurgical performance remained within expectations, with silver recovery of 92.0% for the quarter. Mill throughput continues to benefit from a crushing contractor who will remain on site until the planned crusher expansion is completed, expected early 2027.
Mining operations achieved an average mining rate of 4,746 tpd at 143 g/t Ag, reflecting strong performance across both underground and open-pit operations. The open-pit mining rate reached 3,486 tpd with a strip ratio of 12, while the underground operations contributed 1,260 tpd. The construction of the second phase of the tailings storage facility ("TSF") was completed in early Q3-2026, as planned.
The ore stockpile increased by 16% QoQ to 434,538 t, in line with the Company's objective of building a three-month inventory to support the mine plan.
Boumadine
In late 2025, Aya began reclaiming and selling its historical pyrite stockpile at Boumadine. During Q3-2026, the operation produced 536,879 oz AgEq (Au:Ag ratio of 68:1)1. Material reclaimed and crushed totaled 49,890 t at average grades of 151 g/t Ag and 2.61 g/t Au.
Reclaiming operations are progressing as planned. Tonnes of pyrite reclaimed at Boumadine increased by 191% QoQ, reflecting a more normalized operating run rate, following weather-related disruptions in the first half of the year.
The reclamation and sale of the historical pyrite stockpile at Boumadine, announced on November 19, 2025, is expected to be of limited duration, lasting approximately 20 to 24 months from that date, or until the stockpile is depleted. The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by Raphaël Beaudoin, P.Eng, Vice-President, Operations of Aya, a “Qualified Person” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.

Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway, and which hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
EVP, Capital Markets alex.ball@ayagoldsilver.com
Forward-Looking Statement
This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Company's ability to achieve its 2026 production guidance and targets; the continued engagement of the crushing contractor at Zgounder; the planned crusher expansion at Zgounder and its anticipated completion timeline; the Company's operational performance, optimization initiatives and mine plans at Zgounder; the duration of the reclamation and sale of the historical pyrite stockpile at Boumadine; the Company's stockpile inventory objectives and their anticipated contribution to the execution of the mine plan; the Company’s focus on expanding its resource base and land package along the Anti-Atlas fault; the Boumadine project’s potential for further discovery and; the Company’s vision of responsible mining and its commitment to delivering sustainable value for shareholders, employees and host communities.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, assumptions regarding: the Company's ability to maintain anticipated production levels, processing rates, feed grades and recovery rates at Zgounder; the Company's ability to achieve its expected operational performance and production targets; the continued availability and reliability of mining and processing equipment, infrastructure, personnel and contractors; the continued engagement and satisfactory performance of the crushing contractor at Zgounder; the timely execution and completion of the planned crusher expansion, including the availability of required equipment, materials, contractors and resources; the successful implementation of operational optimization initiatives and mine plans at Zgounder; the availability, quantity and quality of historical pyrite stockpiles at Boumadine and the Company's ability to continue reclaiming, processing, transporting and selling such material as anticipated; the availability of transportation, logistics infrastructure and market demand for pyrite; the Company's ability to achieve its inventory-related objectives; the absence of material adverse changes in market conditions, commodity prices, regulatory requirements or the political, economic and operating environments in which the Company operates; the Company’s ability to successfully execute its exploration strategy, expand its mineral resource base and land package along the Anti-Atlas fault, advance its growth pipeline and realize the exploration potential of the Boumadine project; the Company’s ability to conduct its operations in a safe, responsible and sustainable manner while delivering long-term value to shareholders, employees and host communities; the Company’s ability to achieve its estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; the absence of material changes in prevailing social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the Company's ability to achieve its 2026 production guidance and targets; the Company's ability to retain the crushing contractor at Zgounder or its failure to perform as expected; delays, cost overruns, equipment shortages or other challenges affecting the execution and timely completion of the planned crusher expansion at Zgounder; the Company's ability to achieve or maintain targeted ore stockpile levels or effectively manage inventory to support the execution of its mine plans; risks associated with the quantity, quality and availability of historical pyrite stockpiles at Boumadine, including the potential for earlier or later depletion than anticipated; operational, processing, transportation, logistical or market-related disruptions affecting the reclamation and sale of historical pyrite stockpiles at Boumadine; Aya’s ability to execute on its plans relating to the Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change in laws and regulations governing our operations, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; the effectiveness of our internal control over financial reporting; changes in technology; the potential for asset impairment (or reversal); the inherent risks involved in exploration and development of mineral properties; risks associated with the use of artificial intelligence (AI); and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.

1.The Company’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 gold-to-silver (Au:Ag) ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 68:1 during Q3-2026. Had the 80:1 ratio been applied during Q3-2026, reported AgEq production would have been approximately 52,011 ounces higher for the quarter.
2.Announced on November 19, 2025, the Boumadine pyrite reclaim operation is expected to be a limited duration of 20 to 24 months.